UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Landsea Homes Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

51509P103

(CUSIP Number)

Qin Zhou

Chief Executive Officer

Landsea Holdings Corporation

660 Newport Center Drive, Suite

Newport Beach, CA 92660

(213) 689-5132

With a copy to:

James Hsu, Esq.

Squire Patton Boggs (US) LLP

555 Flower St 31st floor

Los Angeles, CA 90071

(213) 689-5170

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Landsea Holdings Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 32,878,265 (1) (see Items 4 and 5)
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 32,878,265 (1) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 32,878,265 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 72.5% (2) (see Item 5)
14	Type of Reporting Person CO; HC

(1)

Consists of 32,878,265 shares (“Shares”) of common stock of Landsea Homes Corporation (“Common Stock”) held of record by Landsea Holdings Corporation after (a) acquiring (i) 32,557,303 shares of Common Stock issued by Landsea Homes Corporation (the “Issuer”) as merger consideration pursuant to the Agreement and Plan of Merger dated as of August 31, 2020 (the “Merger Agreement”) and (ii) 5,000,000 shares of Common Stock from Level Field Capital, LLC (the “Sponsor”) pursuant to the Sponsor Transfer, Waiver, Forfeiture and Deferral Agreement dated as of August 31, 2020 (the “Sponsor Surrender Agreement”), and (b) disposing of 179,038 shares of Common Stock pursuant to the Merger Agreement, as of January 7, 2021. This amount does not include 2,200,000 private placement warrants transferred by the Sponsor to Landsea Holdings Corporation pursuant to the Sponsor Surrender Agreement, which warrants are exercisable for an equal amount of shares of Common Stock the earlier of 30 days after closing of the business combination pursuant to the Merger Agreement and filing of an effective registration statement for the issuance of the shares underlying such warrants.

(2)

The percentage ownership is based upon 45,324,405 shares of Common Stock issued and outstanding as of May 3, 2022, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the United States Securities and Exchange Commission on May 5, 2022 (the “May 5, 2022 Quarterly Report”).

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Landsea Green Properties Co. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 32,878,265 (1) (see Items 4 and 5)
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 32,878,265 (1) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 32,878,265 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 72.5% (2) (see Item 5)
14	Type of Reporting Person CO; HC

(1)

Consists of 32,878,265 shares of Common Stock held of record by Landsea Holdings Corporation after (a) acquiring (i) 32,557,303 shares of Common Stock issued by the Issuer as merger consideration pursuant to the Merger Agreement and (ii) 5,000,000 shares of Common Stock from the Sponsor pursuant to the Sponsor Surrender Agreement, and (b) disposing of 179,038 shares of Common Stock pursuant to the Merger Agreement, as of January 7, 2021. This amount does not include 2,200,000 private placement warrants transferred by the Sponsor to Landsea Holdings Corporation pursuant to the Sponsor Surrender Agreement, which warrants are exercisable for an equal amount of shares of Common Stock the earlier of 30 days after closing of the business combination pursuant to the Merger Agreement and filing of an effective registration statement for the issuance of the shares underlying such warrants.

Landsea Green Properties Co. Ltd may be deemed to have beneficial ownership of the Shares since Landsea Holdings Corporation is 100% indirectly owned by Landsea Green Properties Co. Ltd. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Landsea Green Properties Co. Ltd. or any of its subsidiaries having a beneficial ownership interest in Landsea Holdings Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The percentage ownership is based upon 45,324,405 shares of Common Stock issued and outstanding as of May 3, 2022, as set forth in the May 5, 2022 Quarterly Report.

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Ming Tian
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 32,878,265 (1) (see Items 4 and 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 32,878,265 (1) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 32,878,265 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 72.5% (2) (see Item 5)
14	Type of Reporting Person IN; HC

(1)

Consists of 32,878,265 shares of Common Stock held of record by Landsea Holdings Corporation after (a) acquiring (i) 32,557,303 shares of Common Stock issued by the Issuer as merger consideration pursuant to the Merger Agreement and (ii) 5,000,000 shares of Common Stock from the Sponsor pursuant to the Sponsor Surrender Agreement, and (b) disposing of 179,038 shares of Common Stock pursuant to the Merger Agreement, as of January 7, 2021. This amount does not include 2,200,000 private placement warrants transferred by the Sponsor to Landsea Holdings Corporation pursuant to the Sponsor Surrender Agreement, which warrants are exercisable for an equal amount of shares of Common Stock the earlier of 30 days after closing of the business combination pursuant to the Merger Agreement and filing of an effective registration statement for the issuance of the shares underlying such warrants.

Mr. Tian may be deemed to have beneficial ownership of such shares since Landsea Holdings Corporation is 100% indirectly owned by Landsea Green Properties Co. Ltd. and Mr. Tian indirectly beneficially owns approximately 57.8% of Landsea Green Properties Co. Ltd. through his interest in Easycorps Group Limited (“Easycorps”), Greensheid Corporation (“Greensheid”), and Landsea International Holdings Limited (“Landsea International”). Easycorps is wholly-owned by Mr. Tian. Greensheid is wholly-owned by Landsea International, which in turn is wholly-owned by Landsea Group Co., Ltd. (“Landsea Group”). Mr. Tian is the controlling shareholder of Landsea Group. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Tian, Easycorps, Greensheid, Landsea Group, Landsea Green Properties Co. Ltd. or any of Landsea Green Properties Co. Ltd.’ subsidiaries having a beneficial ownership interest in Landsea Holdings Corporation that he or it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The percentage ownership is based upon 45,324,405 shares of Common Stock issued and outstanding as of May 3, 2022, as set forth in the May 5, 2022 Quarterly Report.

Statement on Schedule 13D

Explanatory Note

This Amendment No.1 amends and supplements the Schedule 13D filed on January 19, 2021 to report that, on May 12, 2022, Landsea Holdings Corporation entered into a credit agreement (the “Credit Agreement”) and related pledge and security agreement (the “Pledge Agreement”), as further discussed below in Item 4 and 6.

The aggregate number of shares of Common Stock deemed to be beneficially owned by the Reporting Persons has not changed from the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “Commission”) on January 19, 2021. Except as otherwise specified in this Amendment No. 1, all previous Items are unchanged.

Item 4. – Purpose of Transaction

Item 4 is hereby amended to add the following supplemental information:

The information set forth in Item 6 is hereby incorporated by reference into Item 4 of this Amendment No. 1.

Item 6. – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following supplemental information:

Credit Agreement and related Pledge Agreement

On May 12, 2022, Landsea Holdings Corporation (the “Borrower”) and 1103849 B.C. Ltd, a British Columbia Corporation (the “Lender”), entered into the Credit Agreement and the related Pledge Agreement, pursuant to which the Lender agreed to provide a twelve-month loan in the principal amount of $45,000,000 to the Borrower (the “Loan”). If the termination date of the Credit Agreement (the “Facility Termination Date”) is extended for an additional twelve months as provided in the Credit Agreement, and the Lender provides written notice to the Borrower, not less than 90 days prior to such extended Facility Termination Date, of the Lender’s election that the Borrower repay the principal of the Loan with Common Stock, the Borrower shall repay the outstanding principal of the Loan with Common Stock in lieu of immediately available funds on the extended Facility Termination Date, together with accrued interest on such principal, which shall be paid in cash. The number of shares of Common Stock required to repay the outstanding principal of the Loan will be determined by dividing the outstanding principal of the Loan by $9.30, provided that such repayment with Common Stock shall not cause the Borrower’s beneficial ownership in Common Stock to drop below 50% of the issued and outstanding shares of Common Stock.

In the event that the Loan (a) is not repaid on the Facility Termination Date or (b) the Loan is accelerated following the occurrence of an event of default, the Lender may elect by providing written notice to the Borrower to require all or any portion specified by the Lender of the outstanding principal of the Loan be immediately repayable with Common Stock, together with the balance of the remaining outstanding principal and all accrued interest be payable in cash. The number of shares of Common Stock required to so repay the outstanding principal of the Loan will be determined by dividing the outstanding principal amount of the Loan by $6.00 but in any case shall not exceed 4,838,710 shares of Common Stock, which are the aggregate number of shares of Common Stock the Borrower pledged with the Lender to secured the Loan.

In the event all or any portion of the principal of the Loan is repaid with Common Stock, if at the applicable board election date the Lender holds beneficial ownership of at least 6% of the issued and outstanding Common Stock, the Borrower agrees, to the extent of the remaining equity interests of the Issuer owned by the Borrower, to vote, for the election of directors of the Issuer, in favor of any one individual nominated by the Lender to serve as a director of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2022

Landsea Holdings Corporation

By:	/s/ Qin Zhou
Name:	Qin Zhou
Title:	Chief Executive Officer

Landsea Green Properties Co. Ltd

By:	/s/ Ming Tian
Name:	Ming Tian
Title:	Chairman of the Board

Ming Tian

/s/ Ming Tian